UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30522 / May 15, 2013

_____

In the Matter of	:
	:
GOLDMAN SACHS TRUST	:
GOLDMAN SACHS VARIABLE INSURANCE TRUST	:
GODMAN SACHS ASSET MANAGEMENT, L.P.	:
GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL	:
GOLDMAN SACHS & CO.	:
200 West Street	:
New York, NY 10282	:
	:
(812-14075)	:

_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Goldman Sachs Trust, Goldman Sachs Variable Insurance Trust, Goldman Sachs Asset
Management, L.P., Goldman Sachs Asset Management International, and Goldman Sachs & Co.
filed an application on September 7, 2012, and an amendment on February 15, 2013, requesting
an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an
exemption from rule 12d1-2(a) under the Act. The order would permit open-end management
investment companies relying on rule 12d1-2 under the Act to invest in certain financial
instruments.

On April 19, 2013, a notice of the filing of the application was issued (Investment Company Act
Release No. 30471). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by Goldman Sachs Trust, et al. (File No. 812-14075) is granted, effective immediately, subject to the condition contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary